UMB Fund Services, Inc.
235 West Galena Street
Milwaukee, WI 53212

September 15, 2015

FILED AS EDGAR CORRESPONDENCE

Ms. Laura Hatch
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	Ramius IDF Master Fund LLC (File No. 005-86884/811-22493) (the “Master Fund”)
Ramius IDF LLC (File No. 005-86883/811-22494)
(the “Feeder Fund”)
(the Master Fund and Feeder Funds referred to collectively as the “Registrants”)

Dear Ms. Hatch:

This letter responds to your comments on the Registrant’s respective (i) Form 40-17G filings filed on April 6, 2015, (ii) Form N-Q filings filed March 2, 2015, and (iii) financial statements filed on Form N-CSR on June 5, 2015.

Form 40-17G Filings for Each Registrant

1.	Comment: For each Registrant’s fidelity bond filings, in future filings include the cost of separate bonds for the Master Fund and Feeder Fund separately for comparison against the cost of the joint fidelity bond cost.

Response: The Registrants will add the cost of individual fidelity bonds as a comparison to the joint fidelity bond cost in future Form 40-17G filings.

Form N-Q Filings for Each Registrant

2.	Comment: For each Registrant’s Form N-Q filings, in future filings include a tax information footnote disclosing the cost basis and unrealized gain/loss of securities held.

Response: The Registrants will add the requested footnote to future Form N-Q filings.

Annual Report and Form N-CSR of the Feeder Fund

Securities and Exchange Commission
September 15, 2015

3.	Comment: With regard to Note 1 to the Feeder Fund’s Financial Statements, in future filings add a disclosure indicating that the Feeder Fund is offered for investment only to accredited investors.

Response:

The Feeder Fund’s offering documents indicate that the Feeder Fund may only be offered to accredited investors.  Note 1 of the Feeder Fund’s Financial Statements states that the Feeder Fund is only offered to insurance companies or their separate managed accounts.  Pursuant to Section 3(a)(2) of the Securities Act of 1933, as amended, the definition of an accredited investor expressly includes insurance companies.  Given the definition of an accredited investor is not provided in the Feeder Fund’s Financial Statements, we will further clarify this definition in our future filings.

Annual Report and Form N-CSR of the Master Fund

4.	Comment: With regard to Note 2.c. to the Master Fund’s Financial Statements, in future filings provide information which would inform the reader that the Master Fund’s assets, when sold, may be worth more or less than the amount shown in the Financial Statements. Additionally, clarify the impact of the fact that financial statements may not be received for certain of the Master Fund’s underlying investment funds.

Response:

Information provided in Note 2 .b. and relevant sections of Note 2.c. to the Master Fund’s Financial Statements (both provided below) inform the readers that actual amounts realized may differ from the carrying amount of Master Fund’s investments.

As demonstrated from the excerpts provided below, we believe our current disclosures sufficiently disclose the facts and highlights the potential impact to the readers. There were no sales of Investment Funds in the secondary market during the year.

As of the financial statement date, there were no instances of insufficient information from the Investment Funds for the purpose of valuing at NAV.

Securities and Exchange Commission
September 15, 2015

Note 2.b. Use of Estimates: The preparation of financial statements in conformity with U.S. GAAP requires the Master Fund to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of increases and decreases in capital from operations during the reporting period. Actual results can differ from those estimates.

Note 2.c. Valuation of Investments: Because of the inherent uncertainty of valuations of the Master Fund’s investments, their estimated value may differ significantly from the value that would have been used had a ready market for the Investment Fund existed, and the differences could be material.

Certain financial statements of the Investment Funds were either not available or excluded details of their investment securities portfolios. As of March 31, 2015 the Master Fund’s management was unaware of any significant issuer concentration in the Investment Funds.

5.	Comment: With regard to Note 9 to the Master Fund’s Financial Statements, indicate whether the Master Fund has any unfunded commitments. If none, add a line item to the Statement of Assets and Liabilities with a “zero value” and reference Note 9 to the Financial Statements.

Response:  The Master Fund did not have any unfunded commitments as of the balance sheet date. Per the guidance provided under paragraph 7.85 of AICPA Audit and Accounting guide for Investment Companies which incorporates the guidance provided by ASC 820-10-50-6A, only unfunded commitments are required to be disclosed and such disclosure is required to be provided in the Financial Statement’s footnotes rather than within the Statement of Assets and Liabilities.

I trust that the foregoing is responsive to your comments.  Please contact the undersigned at 414-299-2000 if you have any questions.

Sincerely,

Terrance Gallagher
Executive Vice President
Director of Fund Accounting & Administration